SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	November	2015
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 2135 — 13700 Mayfield Place Richmond, British Columbia, Canada, V6V 2E4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release – Neovasc to Host Third Quarter Results Conference Call

Document 1

Neovasc to Host Third Quarter Results Conference Call

NASDAQ: NVCN
TSX: NVC

VANCOUVER, Nov. 5, 2015 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ: NVCN) (TSX: NVC) today announced that it will release its third quarter 2015 financial results on Monday, November 9, 2015, before market open. The Company will subsequently hold a conference call that same day, Monday, November 9, 2015, at 8:00 am Eastern Time hosted by Mr. Alexei Marko, Chief Executive Officer, and Mr. Chris Clark, Chief Financial Officer. A question and answer session will follow the corporate update.

Conference Call Details
DATE:	Monday, November 9, 2015
TIME:	8:00 am ET
DIAL-IN NUMBER:	888 390 0549 or 416 764 8682

A link to the live audio webcast of the conference call will also be available on the Presentations and Events page of the Investors section of Neovasc's website at www.neovasc.com. Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to hear the webcast.

A recording of the call will be available for 72 hours by calling 888 390 0541 or 416 764 8677 and using passcode 878085#.

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products in development include the Tiara™, for the transcatheter treatment of mitral valve disease and the Neovasc Reducer™ for the treatment of refractory angina. For more information, visit: www.neovasc.com.

SOURCE Neovasc Inc.

%CIK: 0001399708

For further information: Investor Relations, Neovasc Inc., Chris Clark, 604 248-4138, cclark@neovasc.com

CO: Neovasc Inc.

CNW 07:00e 05-NOV-15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: November 5, 2015	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer